FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 24, 2002


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                  Heron House
                                15 Adam Street
                            London, England WCN 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                     ---                            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                            No   X
                                     ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.



                                                           Total Pages: 2

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20 June 2002



The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by Merrill Lynch Investment Managers that they have a notifiable interest in 93,145,312 ordinary shares of 12 2/9p each in the Company, representing 10.04% of the issued capital of the Company, as at 14th June 2002.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary